SEC



20008851

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

| SEC FILE NUMBER |
| --- |
| 8-29124 |

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019
                                 MM/DD/YY                    MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Meridian Investments, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Braintree Hill Office Park, Suite 107
                                        (No. and Street)

Braintree                    MA                    02184
    (City)                 (State)              (Zip Code)

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kimberly Payne (617) 328-6200

                                              (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP

                     (Name – if individual, state last, first, middle name)

| 53 State Street | Boston | MA | 02109 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Jeremiah J McDermott _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Meridian Investments, Inc _____ , as of December 31 _____ , 20 19 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____ Signature

President

_____

Title

_____
Notary Public

**Noreen M. Kelly**
Notary Public, Commonwealth of Massachusetts
My Commission Expires     May 22, 2026

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# MERIDIAN INVESTMENTS, INC.

## FINANCIAL STATEMENTS
## AND SUPPLEMENTAL INFORMATION

For the Year Ended December 31, 2019

# MERIDIAN INVESTMENTS, INC.
## TABLE OF CONTENTS
### For the Year Ended December 31, 2019

|  | Page # |
|---|---|
| **Report of the Independent Registered Public Accounting Firm** | 1-2 |
| **Audited Financial Statements** |  |
| Statement of financial condition | 3 |
| Statement of income | 4 |
| Statement of changes in stockholders' equity | 5 |
| Statement of cash flows | 6 |
| Notes to financial statements | 7 – 13 |
| **Supplemental Information** |  |
| Schedule I: |  |
| Computation of Net Capital Pursuant to Rule 15c3-1 | 14 |
| Schedule II: |  |
| Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 | 15 |
| Schedule III: |  |
| Information Relating to Possession or Control Requirements Under Rule 15c3-3 | 16 |
| **Report of Independent Registered Public Accounting Firm on Assertions Regarding Exemption Provision** | 17 |
| **Meridian Investments, Inc. Assertions Regarding Exemption Provisions** | 18 |

# MERIDIAN INVESTMENTS, INC.

## REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Meridian Investments, Inc.

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Meridian Investments, Inc. (the "Company") as of December 31, 2019, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

## Adoption of New Accounting Standards

As discussed in Note 2 to the financial statements, the Company changed its method of accounting for leases in 2019 due to the adoption of *ASU No. 2016-02, Leases (Topic 842)*, as amended, effective January 1, 2019, using the modified retrospective approach.

## Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.



MARCUMGROUP
M E M B E R

Marcum LLP • 53 State Street • 17th Floor • Boston, Massachusetts 02109 • Phone 617.807.5000 • Fax 617.807.5001 • marcumllp.com

1

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

Schedule I: Computation of Net Pursuant to Rule 15c3-1, Schedule II: Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3, and Schedule III: Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2018.

*Marcum LLP*

Boston, Massachusetts
February 28, 2020

**MERIDIAN INVESTMENTS, INC.**

AUDITED FINANCIAL STATEMENTS

# MERIDIAN INVESTMENTS INC.
## STATEMENT OF FINANCIAL CONDITION
### December 31, 2019

## ASSETS

| | | |
|---|---|---:|
| Cash | $ | 782,106 |
| Prepaid expenses | | 102,394 |
| Due from related party | | 359,559 |
| Operating lease right of use asset | | 488,714 |
| Property and equipment, net | | 19,200 |
| Deposits | | 33,354 |
| Total assets | $ | 1,785,327 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---:|
| Accrued liabilities | $ | 111,803 |
| Operating lease liability | | 538,626 |
| Deferred State income tax payable | | 16,571 |
| Total liabilities | | 667,000 |

Stockholders' equity

| | |
|---|---:|
| Common stock, 12,500, no par, shares authorized, 1,250 issued and outstanding | 162,783 |
| Additional paid-in capital | (856,200) |
| Retained earnings | 2,698,589 |
| Notes receivable and accrued interest - stockholders | (886,845) |
| | 1,118,327 |

| | | |
|---|---|---:|
| Total liabilities and stockholders' equity | $ | 1,785,327 |

The accompanying notes are an integral part of these financial statements.

Revenue
Placement fees                                                                            $            6,832,733

Expenses
  Salaries and wages - brokers, (including stock based
    employee compensation of $5,135)                                          3,550,462
  Other operating expenses

| | | |
|---|---|---:|
| Computer supplies and expense | | 75,992 |
| Depreciation | | 5,505 |
| Dues and subscriptions | | 89,794 |
| Education and training | | 13,712 |
| Employee benefits | | 306,811 |
| Filing fees | | 40,757 |
| Insurance | | 9,053 |
| Legal and accounting | | 34,673 |
| Office supplies and expense | | 22,162 |
| Postage and delivery | | 2,993 |
| Professional fees | | 127,797 |
| Rent expense | | 182,514 |
| Salaries and wages - administrative | | 369,654 |
| Taxes - payroll | | 180,535 |
| Taxes - other | | 8,729 |
| Telephone | | 49,048 |
| Travel, meals and entertainment | | 560,517 |
| | Total expenses | 5,630,708 |
| | Income from operations | 1,202,025 |

Other income (expense)
  Interest income                                                                               25,885
  Donations                                                                                    (20,995)

                  Total other income                                    4,890

Net income before provision for
        state income taxes                        $            1,206,915

Provision for
  state income taxes                                                                      16,571

                     Net income                $            1,190,344

The accompanying notes are an integral part of these financial statements.

# MERIDIAN INVESTMENTS, INC.
## STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
### For the Year Ended December 31, 2019

| | Common stock | | Additional Paid-In | Retained | Notes Receivable and Accrued Interest | |
| | Shares | No par value | Capital | Earnings | - Stockholders | Total |
|---|---|---|---|---|---|---|
| Balance, January 1, 2019 | 1,212 | $ 157,648 | $ 643,800 | $ 1,508,245 | $ (869,456) | $ 1,440,237 |
| Stock based employee compensation | 38 | 5,135 | - | - | - | 5,135 |
| Stockholders' distribution | - | - | (1,500,000) | - | - | (1,500,000) |
| Accrued Interest | - | - | - | - | (17,389) | (17,389) |
| Net income | - | - | - | 1,190,344 | - | 1,190,344 |
| Balance, December 31, 2019 | 1,250 | $ 162,783 | $ (856,200) | $ 2,698,589 | $ (886,845) | $ 1,118,327 |

The accompanying notes are an integral part of these financial statements.

**Cash flows from operating activities**

| | | |
|---|---|---|
| Net income | $ | 1,190,344 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation | | 5,505 |
| Right of use asset amortization | | 120,312 |
| Stock based employee compensation | | 5,135 |
| Accrued interest income, related party | | (8,496) |
| Accrued interest income, note receivable - stockholders | | (17,389) |
| Changes in operating assets and liabilities: | | |
| Placement fees receivable | | 112,335 |
| Prepaid expenses | | (22,877) |
| Due from related party | | 218,063 |
| Deposits | | (1,553) |
| Operating lease liabilities | | (119,416) |
| State income tax payable | | 16,571 |
| Accrued liabilities | | 33,799 |
| Net cash provided by operating activities | | 1,532,333 |

**Cash flows used in investing activities**

| | | |
|---|---|---|
| Purchases of property and equipment | | (4,996) |
| Stockholders' distribution | | (1,500,000) |
| Net cash used in investing activities | | (1,504,996) |
| Net increase in cash | | 27,337 |
| Cash - beginning of year | | 754,769 |
| Cash - end of year | $ | 782,106 |

The accompanying notes are an integral part of these financial statements.

## NOTES TO THE FINANCIAL STATEMENTS
For the Year ended December 31, 2019

### Note 1 – Nature of Business

Meridian Investments, Inc. (the "Company") is a privately held Massachusetts corporation formed in December 1981 with office locations in Massachusetts, Maryland, Kentucky, Florida, Georgia and Illinois. Meridian is a broker-dealer firm, registered with the Securities and Exchange Commission ("SEC") and securities regulatory commissions in various states and Washington D.C. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SPIC®"). Meridian is primarily involved in placing tax-advantaged investment opportunities for its corporate clients, related to affordable housing, alternative energy and renewable energy projects. When used in these notes, the terms "Company," "Meridian," "MII," "our," "ours," "we," or "us" are intended to mean Meridian Investments, Inc.

### Note 2 – Summary of Significant Accounting Policies

*Recently Adopted Accounting Pronouncements*
*Leases*
In February 2016, the Financial Accounting Standard Board ("FASB") issued ASU 2016-02 for lease accounting as codified in FASB ASC 842. The standard update was issued to increase transparency and comparability for the accounting of lease transactions. The update requires lessees to recognize most leases on their balance sheets for the rights and obligations created by those leases. The guidance also requires enhanced disclosures regarding the amount, timing and uncertainty of cash flows arising from leases. The standard is effective for interim and annual periods beginning after December 15, 2018 with early adoption permitted. The Company adopted the standard as of January 1, 2019 using the modified retrospective approach, with no adjustment to the opening balance of stockholders' equity. This guidance did not have a material impact on net income. It did result in a gross up of the statement of financial condition due to recognition of right-of-use assets and lease liabilities related to leases of office space. These amounts will be based on the present value of the Company's remaining operating lease payments. The Company adopted the practical expedient to not recognize right of use assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with the short-term leases on a straight-line basis over the lease term (see note 7).

*A. Basis of Presentation*
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles ("GAAP").

*B. Use of Estimates*
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*C. Revenue Recognition*
The Company recognizes revenue in accordance with ASC Topic 606, *Revenue from Contracts with Customer*. The authoritative guidance provides a five –step analysis of transactions to determine when and how revenue is recognized. The five steps are: (i) identify the contract with the customer; (ii) identify the performance obligation in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligation; and (v) recognize revenue when or as each performance obligation is satisfied.

All revenues are generated through placement fees earned by the Company in raising capital from investors for various types of investment vehicles. The recognition and measurement of revenue is based on an assessment of

## Note 2 – Summary of Significant Accounting Policies (Continued)
*C. Revenue Recognition (continued)*

individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time, how to allocate transaction prices where multiple performance obligations are identified, when to recognize revenue based on the appropriate measure of the Company's progress under the contract, and whether constraints on variable consideration should be applied to future events. Costs of contracts are recognized in expense at the time the related revenues are recorded. In the event that transactions are not completed, and the securities are not issued, the Company immediately expenses those costs. The following discussion describes the nature, timing and uncertainty of revenues and cash flows arising from the Company's contracts with customers.

*Placement Fees*
The Company's primary performance obligation typically consists of raising capital from investors for various types of investment vehicles, all of which represent one performance obligation under the contract with the customer which is met upon completion or closing of the capital raise. The transaction price for placement fees is defined in each contract and is a fixed percentage of the capital raised from investors.

*E. Expense Recognition*
Operating expenses are recognized as incurred.

*F. Property and Equipment*
Property, equipment and leasehold improvements are stated at cost. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. When property, equipment and leasehold improvements are retired or otherwise disposed, the cost and accumulated depreciation are removed from the accounts and the resulting gain or loss is included in the results of operations for the respective period. Depreciation of property, equipment and leasehold improvements is calculated on a straight-line basis over the estimated useful lives of the assets, which range from two to seven years. Leasehold improvements are amortized over the shorter of their estimated useful life or the terms of the related leases.

*G. Income Taxes*
The Company has elected under the Internal Revenue Code to be taxed as an S Corporation. In lieu of federal income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Accordingly, no provision or liability for federal income taxes has been included in these financial statements.

A provision for state income taxes is required in those states that do not recognize the pass-through of income and losses under Subchapter S status. Massachusetts, although recognizing the pass-through nature of income or losses to stockholders, imposes an additional 1.93% tax on net income of companies with revenues in excess of $6 million. The Company had of $6,858,618 in total revenues in 2019 therefore a state tax liability was recorded in the amount of $16,571.

The Company evaluates all significant tax positions. As of December 31, 2019, the Company does not believe that it has taken any material tax positions that would require recording of any additional tax liability, nor does it believe that there are any unrealized tax benefits that would either increase or decrease within next twelve months.

The Company's income tax returns are subject to examination by the appropriate taxing jurisdiction; however, there are no examinations in process.

There are no material uncertain tax positions that would require recognition in the financial statements, besides the amount disclosed above. If the Company were to incur an income tax liability in the future, interest on any income

### Note 2 – Summary of Significant Accounting Policies (Continued)

tax liability would be reported as interest expense and penalties on any income tax would be reported as income taxes.

Financial Accounting Standards Board Accounting Standard Codification Topic 740, Income Taxes, requires the effects of changes in tax rates and laws on deferred tax balances to be recognized in the period in which the legislation is enacted. Since the income and losses of the Company are passed through to its stockholders', the Company concluded that there was no impact to the financial statements for the year ended December 31, 2019.

### Note 3 – Property and Equipment

At December 31, 2019, property and equipment consisted of the following:

| | |
|---|---:|
| Computer equipment and software | $ 103,155 |
| Equipment | 11,311 |
| Furniture and fixtures | 5,380 |
| Leasehold improvements | 6,912 |
| | 126,758 |
| Less: accumulated depreciation | (107,558) |
| Property and equipment, net | $ 19,200 |

Depreciation expense amounted to $5,505 for the year ended December 31, 2019.

### Note 4 – Notes Receivable and Accrued Interest – Stockholders

The notes receivable from stockholders were the result of a vote by our Board of Directors to sell our interest in the intercompany balance due from Meridian Properties, Inc. ("MPI") (the "Agreement") in 2015. In lieu of paying cash for the interest, each stockholder executed a promissory note with us in an amount equal to their proportionate share of the entire balance, based on their stock ownership (the "Notes Receivable"). The Notes Receivable require 2% annual interest accruing on the unpaid principal balance. The Notes Receivable had an original maturity date of December 30, 2017 which was extended until December 31, 2019. As of December 31, 2019, the balance of note receivable-stockholders, including accrued interest of $71,348, amounted to $886,845 and is presented in the statement of financial condition as contra-equity as the stockholders exercise control over the payment terms including the timing and intention of such payments. On January 15, 2020, the Board of Directors declared a special distribution to the stockholders which settled the total unpaid principal balance and accrued interest on the Note Receivable.

### Note 5 – Stockholders' Equity

*A. Common Stock*
The Articles of Organization, effective December 10, 1981, authorized 12,500 no par value common shares. As of December 31, 2019, there are 1,250 shares issued and outstanding. Pursuant to the Action by Consent of Directors in Lieu of Special Meeting of Directors (the "Action") dated November 20, 2019, the Company issued 38 shares of no par value common stock at $135 per share, as estimated by management of the Company pursuant to the Stock Grant Agreement (the "Stock Agreement") dated November 20, 2015. For the year ended December 31, 2019, the Company recognized $5,135 as stock based compensation related to the issuance of such shares.

## Note 6 – Related Party Transactions

The Company receives all of its executive, compliance and general operations support from individuals who are employed and compensated by MPI. MPI also provides for the payment of certain direct expenses incurred by the Company on its operations. Such expenses paid by MPI on behalf of the Company are charged directly to the Company in accordance with its Expense Sharing & Management Agreement. The Company is not responsible for paying any expenses for which MPI is solely liable.

Amounts due from MPI as of December 31, 2019 are comprised of (1) cash we advanced to and/or borrowed from MPI, offset by (2) specific expenses paid by MPI for our benefit and (3) common operating expenses allocated us, if any.

For the year ended December 31, 2019, the amount of costs paid by MPI on the Company's behalf amounted to $5,660,564. The amount of cash transferred to MPI was $5,530,000.

The Company charges interest on the average monthly balance at the federal blended rate (2.42% for the year ended December 31, 2019). For the year ended December 31, 2019, accrued interest amounted to $8,496. As of December 31, 2019, MPI owed the Company $359,559 including accrued interest of $8,496.

## Note 7 – Commitments and Contingencies

### A. Stock Grant Agreement
On November 20, 2015, Board of Directors and president agreed to the Stock Agreement. Under the terms of the Stock Agreement and subject to reasonable conditions that may be imposed, the Board of Directors has agreed to issue shares of the Company's no par value common stock to the president on each of three succeeding anniversary dates of the Stock Agreement provided that the president's employment has not been previously terminated.

The number of shares issued on each anniversary date of the Stock Agreement is not fixed and subject to adjustment such that the issuance results in certain ownership percentages. If the Company fully executes the Stock Agreement as intended, the president will own twenty percent (20%) of the total outstanding shares of no par value common stock. See Note 5 relative to the issuance of common stock under the Stock Agreement.

### B. Leasing Arrangements
The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in several noncancelable operating leases, for office space, computers and other office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The Company's incremental borrowing rate utilized is 3.33%. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

## Note 7 – Commitments and Contingencies (continued)
*B. Leasing Arrangements (continued)*

The Company has obligations as a lessee for office space, computers, and other office equipment with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. These leases generally contain renewal options for periods ranging from two to three years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments.

In January 2018, the Company entered into a lease agreement for office space in Braintree, Massachusetts, which expires in February 2021. During the year ended December 31, 2019 the minimum lease payments were $3,937 a month. At the end of an original term, the Company has the option to extend the lease term for one additional three-year term. The Company recorded a operating lease right of use ("ROU") asset and corresponding operating lease liability. The Company recognized a ROU asset of approximately $54,000 and operating lease liability of approximately $55,000 as of December 31, 2019.

Through the Braintree office, the Company also leases multiple pieces of office equipment under month-to-month and long-term operating leases, with varying minimum monthly lease payments, expiring on various dates through 2020.

In September 2017, the Company entered into a new lease agreement for office space in Bethesda, Maryland, which expires in February 2025. During the year ended December 31, 2019 the minimum lease payments were $8,035 a month. At the end of an original term in February 2025, the Company has the option to extend the lease term for one additional five-year term. The Company recorded a operating lease ROU asset and corresponding operating lease liability. The Company recognized a ROU asset of approximately $435,000 and operating lease liability of approximately $484,000 as of December 31, 2019.

In March 2016, the Company entered into a one –year lease agreement for office space in Atlanta, Georgia (the "Atlanta Lease"). The Atlanta Lease expires on March 31, 2020 and renews annually as defined in the lease agreement. Monthly rental payments are $987. The Company adopted the practical expedient and elected not to apply the provisions of ASU 2016-02 to the Atlanta lease due to the lease term being less than 12 months.

In October, 2017, the Company entered into a one-year lease agreement for additional office space in Atlanta, Georgia (the "New Atlanta Lease"). The New Atlanta Lease expired in October 2018 and was not renewed. However, proper advance notification was not given to the landlord in time and per the terms of the lease agreement, the lease expired in March 2019. Monthly rental payments are $893. The Company adopted the practical expedient and elected not to apply the provision of ASU 2016-02 to the New Atlanta Lease due to the month to month nature of the lease.

In March 2019, the Company entered into a one –year lease agreement for office space in Chicago, Illinois (the "Chicago Lease"). The Chicago Lease expires on March 31, 2020 and renews annually as defined in the lease agreement. Monthly rental payments are $1,035. The Company adopted the practical expedient and elected not to apply the provisions of ASU 2016-02 to the Chicago lease due to the lease term being less than 12 months.

## Note 7 – Commitments and Contingencies (continued)
*B. Leasing Arrangements (continued)*

The components of lease cost for the year ended December 31, 2019 are as follows:

| | |
|---|---|
| Operating lease cost | $ 142,227 |
| Short term lease cost | 40,287 |
| Total lease cost | $ 182,514 |

Amounts reported in the statement of financial condition as of December 31, 2019 were as follows:

Operating leases:

| | |
|---|---|
| Operating lease right of use assets | $ 488,714 |
| Operating lease liabilities | 538,626 |

Operating information related to leases as of December 31, 2019 was as follows:

Supplemental cash flow information:

Cash paid for amounts included in the measurement of lease liabilities:

| | |
|---|---|
| Operating cash flow from operating leases | $ 141,483 |

| | |
|---|---|
| Weighted average remaining lease term for Operating leases: | 4.5 years |

| | |
|---|---|
| Weighted average discount rate for Operating leases: | 3.33% |

Minimum lease payments for leases having initial terms in excess of one year for the next five years and in the aggregate, as of December 31, 2019, are as follows:

| Year Ended | Amount |
|---|---|
| December 31, 2020 | $ 146,209 |
| December 31, 2021 | 108,498 |
| December 31, 2022 | 103,320 |
| December 31, 2023 | 106,416 |
| December 31, 2024 | 109,612 |
| Thereafter | 18,786 |
| Total undiscounted lease payments | $ 592,841 |
| Less imputed interest | (54,215) |
| Total lease liabilities | $ 538,626 |

## Note 8 – Concentrations of Credit

*A. Credit Risk*
Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and accounts receivable. The Company has a potential concentration of credit risk in that it maintains deposits with financial institutions in excess of amounts insured by the Federal Deposit Insurance Corporation ("FDIC"). The maximum deposit insurance amount is $250,000, which is applied per depositor, per insured depository institution for each account ownership category.

*B. Market Risks*
The Company is engaged in the placement of tax-advantaged investments in affordable housing, alternative energy and renewable energy, in the United States. Substantially all of our income consists of fees earned from the sale of these tax-advantaged investments.

Concentrations of market risk arise since the Company generates revenue from a limited number of sources. For the year ended December 31, 2019, the Company generated $4,375,274 of revenue from one customer that accounted for approximately 65% of the Company's total revenue for the year and another customer that generated $1,362,535 of revenue that accounted for approximately 20% of the Company's total revenue for the year. The remaining $1,094,924 of recognized revenue came from nine other customers for total revenue of $6,832,733 for the year.

## Note 9 – Net Capital Requirements

The Company is a registered broker-dealer and, accordingly, is subject to SEC Uniform Net Capital Rule ("SEC Rule 15c3-1), which requires the Company to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $603,820 which was $591,934 in excess of the required net capital of $11,886. The Company's net capital ratio for December 31, 2019 was .30 to 1.

## Note 10 – Subsequent Events

The Company has evaluated all subsequent events through February 28, 2020, the date the financial statements were issued and has determined that no significant subsequent events have occurred that would affect the information presented in the accompanying financial statements or require additional disclosure, except as disclosed in Note 4.

# MERIDIAN INVESTMENTS, INC.

## SUPPLEMENTAL INFORMATION

# MERIDIAN INVESTMENTS, INC.

## COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

### YEAR ENDED DECEMBER 31, 2019

Schedule I

| | | |
|---|---|---:|
| Total stockholders' equity | | $ 1,118,327 |
| | | |
| Less: Non-allowable assets from the Statements of Financial Condition | | |
|     Due from related party | | (359,559) |
|     Property, furniture, equipment, leasehold improvements, | | |
|       at cost, net of accumulated depreciation and amortization | | (19,200) |
|     Deposits and prepaid expenses | | (135,748) |
| Total Non-allowable assests | | (514,507) |
| | | |
|     Net capital before haircuts | | 603,820 |
| | | |
| Less: haircuts | | - |
| | | |
|     Net capital | | $ 603,820 |
| | | |
| Minimum net capital requirement: | | |
|     Greater of 6.66% of total aggregate indebtedness | 11,886 | |
|     or minimum dollar net capital requirement | 5,000 | 11,886 |
| | | |
|     Excess net capital | | $ 591,934 |
| | | |
| Aggregate indebtedness | | $ 178,287 |
| | | |
| Percentage of aggregate indebtedness to net capital | | 30% |

There were no material reconciling items per this report and the most recent quarterly filing dated, February 28, 2020, by the Company of Part II of the Focus Report with respect to the computation of the Net Capital Pursuant to Rule 15c3-1.

See report of independent registered public accounting firm

# MERIDIAN INVESTMENTS, INC.
## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER
## TO RULE 15C3-3

## YEAR ENDED DECEMBER 31, 2019

Schedule II

The Company is exempt from the reserve requirments pursuant to Rule 15c3-3 under paragraph (k)(2)(i).

# MERIDIAN INVESTMENTS, INC.
INFORMATION FOR POSSESSION OF CONTROL REQUIREMENTS
PURSUANT TO RULE 15C3-3

## YEAR ENDED DECEMBER 31, 2019

<u>Schedule III</u>

Information relating to possession or control requirements is not applicable to Meridian Investments, Inc. as the Company qualifies for exemption under Rule 15c3-3 paragraph (k)(2)(i).

See report of independent registered public accounting firm



# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Meridian Investments, Inc.

We have reviewed management's statements, included in the accompanying Management's Exemption Report, in which (1) Meridian Investments, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*Marcum LLP*

Boston, Massachusetts
February 28, 2020


MARCUMGROUP
MEMBER

Marcum LLP ▪ 53 State Street ▪ 17th Floor ▪ Boston, Massachusetts 02109 ▪ Phone 617.807.5000 ▪ Fax 617.807.5001 ▪ marcumllp.com

# MERIDIAN INVESTMENTS, INC.'S EXEMPTION REPORT

Meridian Investments, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240-15c3-3(k):

Pursuant to 17 C.F.R. § 240.15c3-3(k)(2)(i), the Company does not carry any margin accounts, promptly transmits any customer funds and delivers any securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and does not effectuate any financial transactions between the broker or dealer and its customers requiring the use of one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers of Meridian Investments, Inc."

The Company met the identified exemption provisions in 17 C.F.R. § 240-15c3-3(k) throughout the most recent fiscal year without exception.


MERIDIAN INVESTMENTS, INC.

---
Meridian Investments, Inc.


I, Jeremiah J. McDermott, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: President

February 28, 2020

18

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202 371-8300
**General Assessment Reconciliation**

**SIPC-7**

(36-REV 12/18)

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

## TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
7-7*******1060****************MIXED AADC 220
29124   FINRA   DEC
MERIDIAN INVESTMENTS INC
50 BRAINTREE HILL OFFICE PARK STE 107
BRAINTREE, MA 02184-8736
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form

Kimberly Payne (617)328-6400

2. A. General Assessment (item 2e from page 2)  $ ∅

   B. Less payment made with SIPC-6 filed (exclude interest)  (_____)

      _____ Date Paid

   C. Less prior overpayment applied  (_____)

   D. Assessment balance due or (overpayment)  _____

   E. Interest computed on late payment (see instruction E) for _____days at 20% per annum  _____

   F. Total assessment balance and interest due (or overpayment carried forward)  $ ∅

   G. PAYMENT: √ the box
      Check mailed to P.O. Box ☐  Funds Wired ☐  ACH ☐
      Total (must be same as F above)  $_____

   H. Overpayment carried forward  $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete,

Meridian Investments, Inc
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 9 day of January, 20 20

Controller
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

# DETERMINATION OF "SIPC NET OPERATING REVENUES"
# AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2019**
and ending **12/31/2019**

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

Eliminate cents

$ __6,832,733__

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts

(4) Interest and dividend expense deducted in determining item 2a

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C)

__100% of Revenue derived from Reg D Private Placements__  ___6,832,733___
(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income    $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960)    $_____

Enter the greater of line (i) or (ii)

Total deductions    ___6,832,733___

2d. SIPC Net Operating Revenues    $_____∅_____

2e. General Assessment @ .0015    $_____∅_____

(to page 1, line 2.A.)

**2**